EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal years ended March 31,
	2012	2013	2014	2015	2016
	(in millions of yen, except for ratios)
Excluding interest on deposits
Earnings:
Income before income tax expense	¥662,835	¥885,180	¥726,343	¥1,267,653	¥1,196,605
Less: Equity in earnings (losses) of equity method investees—net	10,807	(2,192)	27,975	17,502	28,969

Total earnings	¥652,028	¥887,372	¥698,368	¥1,250,151	¥1,167,636

Fixed charges:
Interest expense, excluding interest on deposits	284,819	288,798	268,425	262,206	281,806
Estimated interest component of net rental expense(1)	5,587	4,912	9,037	8,092	6,886

Total fixed charges	290,406	293,710	277,462	270,298	288,692

Total earnings, excluding fixed charges	¥942,434	¥1,181,082	¥975,830	¥1,520,449	¥1,456,328

Ratio of earnings to fixed charges, excluding interest on deposits	3.2	4.0	3.5	5.6	5.0

Including interest on deposits
Fixed charges, excluding interest on deposits	¥290,406	¥293,710	¥277,462	¥270,298	¥288,692
Add: Interest on deposits	131,140	124,053	133,140	149,776	213,601

Total fixed charges, including interest on deposits	¥421,546	¥417,763	¥410,602	¥420,074	¥502,293

Total earnings, excluding fixed charges	942,434	1,181,082	975,830	1,520,449	1,456,328
Add: Interest on deposits	131,140	124,053	133,140	149,776	213,601

Total earnings, excluding fixed charges, and including interest on deposits	¥1,073,574	¥1,305,135	¥1,108,970	¥1,670,225	¥1,669,929

Ratio of earnings to fixed charges, including interest on deposits	2.5	3.1	2.7	4.0	3.3

Note:

(1)	The portion deemed representative of the interest factor.